Exhibit 99.1

Aptorum Group Limited Reports 2023 Fiscal Year End Financial Results and Provides Business Update

Aptorum Group Limited (Nasdaq: APM) (“Aptorum Group” or “We”), a clinical stage biopharmaceutical company dedicated to meeting unmet medical needs in oncology, autoimmune diseases and infectious diseases, today announced financial results for the fiscal year ended December 31, 2023, and provided an update on corporate developments.

Mr. Ian Huen, Chief Executive Officer and Executive Director of Aptorum Group, commented, “Throughout 2023, we have maintained a strategic focus on the progression of our lead projects to effectively utilize our resources. Additionally, the previously announced proposed reverse merger with YOOV Group Holding demonstrates our commitment to shareholder interests and our continuous pursuit of opportunities that enhance our corporate value.”

Corporate Highlights

On March 1, 2024, the Group entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among Company, and YOOV Group Holding Limited, a company organized under the laws of British Virgin Islands (“YOOV”). The Merger Agreement was unanimously approved by Company’s and YOOV’s boards of directors (each board of directors, the “Board”), respectively. If the Merger Agreement is approved by Company’s and YOOV’s shareholders (and the other closing conditions are satisfied or waived in accordance with the Merger Agreement), and upon consummation of the transactions contemplated by the Merger Agreement, the Group will incorporate a wholly-owned subsidiary under the laws of the British Virgin Islands (“Merger Sub”) that will merge with and into YOOV, with YOOV surviving the merger as a wholly-owned subsidiary of the Group (collectively, the “Merger”). The Group, upon the closing of the merger is referred to herein as the “combined company.” Upon consummation of the transaction, YOOV will become a wholly-owned subsidiary of the Group, and the existing YOOV shareholders and existing Group shareholders will own approximately 90% and 10%, respectively, of the outstanding shares of the combined company. The consummation of this merger remains uncertain as it is contingent upon the fulfillment of specific closing conditions.

Fiscal Year End Financial Results

Aptorum Group reported a net loss of $4.3 million in 2023, as compared to $11.5 million in 2022. The decrease in net loss were largely attributed to disciplined cost control measures and a strategic concentration on our lead projects. These efforts led to a decrease in net loss by $7.2 million.

Research and development expenses were $5.2 million in 2023 as compared to $9.2 million in 2022. As a consequence of exclusive emphasis on its lead projects and suspension of non-lead projects, there was a notable decrease in the utilization of external consultants and full impairment of patents related to these non-lead projects. Moreover, the payroll expenses for research and development staff decreased as a result of the reversal of deferred cash bonus payables to employees and consultants, and reduction of employees during the current period. The reversal was due to the Group’s agreements with employees and consultants to discharge the Group’s obligation to settle their outstanding deferred cash bonus payables from previous years in exchange of fully vested ordinary shares.

General and administrative fees were $1.9 million in 2023 as compared to $5.2 million in 2022. The decrease in general and administrative fees was primary due to the reversal of deferred cash bonus payables to employees and reduction of employees during the current period. The reversal was due to the Group’s agreements with employees to discharge the Group’s obligation to settle their outstanding deferred cash bonus payables from previous years in exchange of fully vested ordinary shares.

Legal and professional fees were $2.5 million in 2023 as compared to $2.9 million in 2022. The decrease in legal and professional fees was mainly due to less consulting services engaged during 2023 as a consequence of exclusive emphasis on its lead projects and suspension of non-lead projects.

Aptorum Group reported $2.0 million of cash as of December 31, 2023 compared to $5.0 million of cash and cash equivalents and restricted cash as of December 31, 2022. The decrease was mainly due to the cash and cash equivalents used in operating activities of $7.7 million and repayment of bank loan of $3 million, partly offset by the proceeds from issuance of Class A Ordinary Shares through an at-the-market offering of $1.6 million, loan from related parties of $2.5 million, and proceeds from issuance of convertible notes of $3.0 million in 2023.

About Aptorum Group

Aptorum Group Limited (Nasdaq: APM) is a clinical stage biopharmaceutical company dedicated to the discovery, development and commercialization of therapeutic assets to treat diseases with unmet medical needs, particularly in oncology (including orphan oncology indications) and infectious diseases. The pipeline of Aptorum is also enriched through the co-development of PathsDx Test, a novel molecular-based rapid pathogen identification and detection diagnostics technology, with Accelerate Technologies Pte Ltd, commercialization arm of the Singapore’s Agency for Science, Technology and Research..

For more information about the Company, please visit www.aptorumgroup.com.

Disclaimer and Forward-Looking Statements

This press release does not constitute an offer to sell or a solicitation of offers to buy any securities of Aptorum Group.

This press release includes statements concerning Aptorum Group Limited and its future expectations, plans and prospects that constitute “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these terms or other similar expressions. Aptorum Group has based these forward-looking statements, which include statements regarding projected timelines for application submissions and trials, largely on its current expectations and projections about future events and trends that it believes may affect its business, financial condition and results of operations.

These forward-looking statements speak only as of the date of this press release and are subject to a number of risks, uncertainties and assumptions including, without limitation, risks related to its announced management and organizational changes, the continued service and availability of key personnel, its ability to expand its product assortments by offering additional products for additional consumer segments, development results, the company’s anticipated growth strategies, anticipated trends and challenges in its business, and its expectations regarding, and the stability of, its supply chain, and the risks more fully described in Aptorum Group’s Form 20-F and other filings that Aptorum Group may make with the SEC in the future. As a result, the projections included in such forward-looking statements are subject to change and actual results may differ materially from those described herein.

Aptorum Group assumes no obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

This press release is provided “as is” without any representation or warranty of any kind.

Contacts

Aptorum Group Limited
Investor Relations Department
investor.relations@aptorumgroup.com
+44 20 80929299

APTORUM GROUP LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

For Years Ended December 31, 2023 and 2022

(Stated in U.S. Dollars)

	Year Ended December 31, 2023	Year Ended December 31, 2022

Revenue
Healthcare services income	$431,378	$1,295,889

Operating expenses
Cost of healthcare services	(420,812)	(1,215,824)
Research and development expenses	(5,198,329)	(9,219,595)
General and administrative fees	(1,930,637)	(5,220,405)
Legal and professional fees	(2,538,161)	(2,888,140)
Other operating expenses	(1,067,690)	(261,038)
Total operating expenses	(11,155,629)	(18,805,002)

Other income, net
Loss on investments in marketable securities, net	(9,266)	(134,134)
Gain on long-term investments	6,353,888	5,588,051
Interest (expense) income, net	(121,145)	146,588
Sundry income	159,799	383,506
Total other income, net	6,383,276	5,984,011

Net loss	(4,340,975)	(11,525,102)
Net loss attributable to non-controlling interests	1,516,328	1,725,542

Net loss attributable to Aptorum Group Limited	$(2,824,647)	$(9,799,560)

Net loss per share attributable to Aptorum Group Limited
- Basic(1)	$(0.62)	$(2.75)
- Diluted(1)	$(0.62)	$(2.75)
Weighted-average shares outstanding
- Basic(1)	4,521,133	3,569,484
- Diluted(1)	4,521,133	3,569,484

Net loss	$(4,340,975)	$(11,525,102)

Other comprehensive (loss) income
Exchange differences on translation of foreign operations	(44,430)	35,826
Other comprehensive (loss) income	(44,430)	35,826

Comprehensive loss	(4,385,405)	(11,489,276)
Comprehensive loss attributable to non-controlling interests	1,516,328	1,725,542

Comprehensive loss attributable to the shareholders of Aptorum Group Limited	(2,869,077)	(9,763,734)

(1)	All per share amounts and shares outstanding for all periods have been retroactively restated to reflect APTORUM GROUP LIMITED’s 1 for 10 reverse stock split, which was effective on January 23, 2023.

APTORUM GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

December 31, 2023 and 2022

(Stated in U.S. Dollars)

	December 31, 2023	December 31, 2022
ASSETS
Current assets:
Cash	$2,005,351	$1,882,545
Restricted cash	-	3,130,335
Accounts receivable	47,709	174,426
Inventories	-	27,722
Marketable securities, at fair value	-	102,481
Amounts due from related parties, net	961	129,677
Due from brokers	-	652
Loan receivable from related parties, net	-	875,956
Other receivables and prepayments	422,071	744,008
Total current assets	2,476,092	7,067,802
Property and equipment, net	1,663,926	2,825,059
Operating lease right-of-use assets	182,057	347,000
Long-term investments	16,098,846	9,744,958
Intangible assets, net	147,347	752,705
Long-term deposits	71,823	129,847
Total Assets	$20,640,091	$20,867,371

LIABILITIES AND EQUITY

LIABILITIES
Current liabilities:
Amounts due to related parties	$79,180	$12,693
Accounts payable and accrued expenses	1,894,341	6,166,807
Operating lease liabilities, current	125,232	310,548
Bank loan	-	3,000,000
Convertible notes	-	3,013,234
Total current liabilities	2,098,753	12,503,282
Operating lease liabilities, non-current	99,485	30,784
Convertible notes to a related party	3,058,500	-
Loan payables to related parties	-	500,000
Total Liabilities	$5,256,738	$13,034,066

Commitments and contingencies	-	-

EQUITY
Class A Ordinary Shares ($0.00001 par value, 9,999,996,000,000 shares authorized, 2,937,921 shares issued and outstanding as of December 31, 2023; $10.00 par value; 6,000,000 shares authorized, 1,326,953 shares issued and outstanding as of and 2022(1))	$31	$13,269,528
Class B Ordinary Shares ($0.00001 par value; 4,000,000 shares authorized, 2,243,776 shares issued and outstanding as of December 31, 2023; $10.00 par value; 4,000,000 shares authorized, 2,243,776 shares issued and outstanding as of December 31, 2022(1))	22	22,437,754
Additional paid-in capital	93,018,528	45,308,080
Accumulated other comprehensive (loss) income	(10,623)	33,807
Accumulated deficit	(68,161,722)	(65,337,075)
Total equity attributable to the shareholders of Aptorum Group Limited	24,846,236	15,712,094
Non-controlling interests	(9,462,883)	(7,878,789)
Total equity	15,383,353	7,833,305
Total Liabilities and Equity	$20,640,091	$20,867,371

(1)	All per share amounts and shares outstanding for all periods have been retroactively restated to reflect APTORUM GROUP LIMITED’s 1 for 10 reverse stock split, which was effective on January 23, 2023.

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